Exhibit 99.1

Sphere 3D Reports First Quarter Fiscal Year 2021 Financial Results

Toronto, Ontario - May 14, 2021 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company" or "Sphere 3D"), a company delivering containerization, virtualization, and data management solutions, today reported financial results for its first quarter ended March 31, 2021.

First Quarter 2021 Financial Results:

Our results for first quarter 2021were as follows:

• Revenue for the first quarter of 2021 was $0.9 million, compared to $1.0 million for the first quarter of 2020.

• Gross margin for the first quarter of 2021 was 45.9%, compared to 45.8% for the first quarter of 2020.

• Operating expenses for the first quarter of 2021 were $1.7 million, compared to $1.6 million for the first quarter of 2020.

• Interest expense for the first quarter of 2021 was $509,000, compared to $9,000 for the first quarter of 2020.

• Other income (expense), net for the first quarter of 2021 was $588,000 of expense, net, compared to $70,000 of income, net, for the first quarter of 2020.

• Depreciation and amortization was $154,000 for the first quarter of 2021, compared to $247,000 for the first quarter of 2020.

• Net loss available to common shareholders for the first quarter of 2021 was $2.6 million, or a net loss of $0.27 per share, compared to $1.1 million, or a net loss of $0.28 per share, for the first quarter of 2020.

• Net loss, before dividends on preferred shares, for the first quarter of 2021 was $2.4 million.

• Dividends on preferred shares for the first quarter of 2021 was $193,000 compared to nil for the first quarter of 2020.

Investor Conference Call:

Sphere 3D will not be hosting a first quarter fiscal year 2021 earnings conference call.

About Sphere 3D:

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D and @HVEconneXions

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to obtain additional debt or equity financing; any increase in our cash needs; the Company's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:

Kurt Kalbfleisch

+1-858-495-4211

Investor.relations@sphere3d.com

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2021	2020
	(Unaudited)

Revenue	$940	$1,010
Cost of revenue	509	547
Gross profit	431	463

Operating expenses:
Sales and marketing	304	304
Research and development	237	339
General and administrative	1,165	984
	1,706	1,627
Loss from operations	(1,275)	(1,164)
Interest expense - related party	(496)	-
Interest expense	(13)	(9)
Other (expense) income, net	(588)	70
Net loss	(2,372)	(1,103)
Dividends on preferred shares	193	-
Net loss available to common shareholders	$(2,565)	$(1,103)

Net loss per share:
Basic and diluted	$(0.27)	$(0.28)
Shares used in computing net loss per share:
Basic and diluted	9,421,717	3,947,657

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2021	2020

	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$493	$461
Accounts receivable, net	115	264
Inventories	531	558
Other current assets	525	807
Total current assets	1,664	2,090
Note receivable	3,277	3,207
Investment in affiliate	2,100	2,100
Intangible assets, net	2,458	2,608
Goodwill	1,385	1,385
Other assets	400	443
Total assets	$11,284	$11,833

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$5,457	$5,805
Long-term debt	1,122	672
Other long-term liabilities	261	347
Total shareholders' equity	4,444	5,009
Total liabilities and shareholders' equity	$11,284	$11,833